On June 24, 2008, the Trust held an annual meeting to:

(i)   Elect two trustees, each to serve for a term expiring on the date of the 2011 Annual Meeting of
       Shareholders or the special meeting in lieu thereof.

(ii) Consider whether to approve the conversion of the Trust from a closed end investment company to an open end investment company.

The results of the shareholder votes are shown below. Votes representing 10,986,848, or 75.91%, of the 14,473,760 eligible shares outstanding were represented by proxy. Robert P. Parker and Frederick C. Copeland Jr. were each elected for a term expiring in 2011. The conversion from a closed-end fund to an open-end fund was not approved.

Nominees to the Board of Trustees
For Withheld
Robert P. Parker	9,791,775	1,195,073
Frederick C. Copeland Jr.	9,945,850	1,040,998
Pedro-Pablo Kuczynski, David N. Laux, Edward B. Collins and Tsung-Ming Chung, whose terms did not expire in 2007, remain trustees.

Approval of Conversion from a Closed-End Investment Company to an Open-End Investment Company
For	Against	Withheld/Abstain
6,260,801	1,207,388	27,506